July 23, 2019

Joy Lambert Phillips
Executive Vice President, General Counsel, and Corporate Secretary Hancock Whitney Corp
Hancock Whitney Plaza
2510 14th Street
Gulfport, MS 39501

       Re: Hancock Whitney Corp
           Registration Statement on form S-4
           Filed on July 19, 2019
           File No. 333-232716

Dear Ms. Lambert Phillips:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services